7925 Jones Branch Drive McLean, Virginia 22102 703.873.2000	Exhibit 10.19

December 12, 2002

Graham Perkins
3235 Navy Drive
Oak Hill, VA 20171

Dear Graham,

We are pleased to offer you the full-time position of Senior Vice President, Chief Financial Officer & Treasurer of LCC International, Inc. reporting directly to Tom Faulders, President & Chief Executive Officer, effective on or about January 2, 2003. This letter outlines the terms and conditions of your employment.

Base Salary:	We are offering you a semi-monthly base salary of $8,750.00 per year, payable semi-monthly and subject to normal deductions and withholdings.

Performance Bonus:	You will be eligible to participate in the Company’s annual performance bonus plan. Your 2003 bonus will be up to 50% of your base salary, based upon achievement of both individual and Company performance goals. Bonuses are payable in accordance with LCC’s Bonus Plan and typically are paid during the month of March of the subsequent calendar year. Performance bonus targets and overall Plan designs are subject to change from year to year.

Stock Option:	You will be eligible to purchase 75,000 shares of the Company’s Series A Common Stock at a per share market price equal to the fair market value of the option shares on the date of the grant. This award will not be granted until approved by the Compensation and Option Committee of the Company’s Board of Directors. Your options will vest in increments of one-third on the first, second and third anniversary of the date of the grant and will be subject to the terms of LCC’s 1996 Employee Stock Option Plan.

Benefits:	You are eligible to participate in the standard health, dental, vision care, short and long-term disability, life insurance and 401(k) benefits provided to the Company’s employees. Detailed benefits information including employee costs will be provided on your first day of employment.

Vacation:	You will be entitled to four weeks vacation earned pro rata throughout the year based upon your start date.

Severance:	If the Company is acquired and, as a result, your employment is terminated by the acquirer, other than for cause or you resign your position as a result of the acquirer having materially and significantly reduced your pay or job responsibilities, then you will be entitled to receive severance payments, along with medical and dental benefits, from the Company under the following terms: (i) if requested, you must stay 3 months beyond the closing date of the acquisition to ensure proper transition to a new company; (ii) the severance will be in the form of salary continuation for a period of 12 months and the benefits will be provided for the same duration.

To ensure complete understanding before employment, and the best relationship during employment, we would like to point out that this letter constitutes our entire offer of employment, and that there are no promises nor conditions implied or expressed that are not contained within this letter. We wish to further advise you that your employment by the Company will be on an “at will” basis and not for a specific term or duration.

This offer is conditional upon you signing, prior to your start date, the Company’s standard form, Employee Agreement on Ideas, Inventions and Confidential Information, providing satisfactory proof of eligibility for employment in the United States, and completing our background investigation proving results satisfactory to the Company. Additionally, this offer and your appointment as the Company’s Chief Financial Officer and Treasurer are subject to Board action.

Graham, again, we are pleased to offer you this position and look forward to a mutually productive relationship. If I can be of further assistance, please feel free to contact me at 703-873-2399. I look forward to welcoming you to the LCC Team!

Sincerely,

/s/ Terri Feely Terri Feely Vice President, Human Resources

Enclosures

Accepted:

/s/ Graham B. Perkins Name	December 17, 2002 Date